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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                                 SCHEDULE TO/A
                                 (RULE 14d-100)
       Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
                      the Securities Exchange Act of 1934
                               (Amendment No. 6)

                             HARCOURT GENERAL, INC.
                           (Name of Subject Company)

                               REH MERGERSUB INC.
                               REED ELSEVIER INC.
                        REED ELSEVIER U.S. HOLDINGS INC.
                           REED ELSEVIER OVERSEAS BV
                           REED ELSEVIER HOLDINGS BV
                               REED ELSEVIER PLC
                           REED INTERNATIONAL P.L.C.
                                  ELSEVIER NV
                                   (Offerors)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                                      and
                     SERIES A CUMULATIVE CONVERTIBLE STOCK,
                           PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                            -----------------------

                            Common Stock (41163G101)
               Series A Cumulative Convertible Stock (41163G200)
                     (Cusip Number of Class of Securities)

                          Henry Z. Horbaczewski, Esq.
                               Reed Elsevier Inc.
                             275 Washington Street
                                Newton, MA 02458
                           Telephone: (617) 558-4227
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                   Copies to:
                              Joseph Rinaldi, Esq.
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                           Telephone: (212) 450-4000

                           CALCULATION OF FILING FEE
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          Transaction Valuation*              Amount of Filing Fee**
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              $4,400,646,387                         $880,130
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*    Estimated for purposes of calculating the amount of the filing fee only.
     This calculation assumes (i) the purchase of 72,313,841 shares of common stock, par value $1.00 per share (the "Common Shares"), of Harcourt General, Inc. at a price per Common Share of $59.00 in cash and (ii) the purchase of 775,713 shares of series A cumulative convertible preferred stock, par value $1.00 per share (the "Preferred Shares") of the Company at a price of $77.29 per Preferred Share. This calculation also assumes payments to holders of options with an exercise price less than $59.00 in an amount per option equal to the difference between (a) $59.00 and (b) the applicable exercise price, based on 3,289,353 outstanding options with an average weighted exercise price of $36.45 per share.

** Calculated as 1/50 of 1% of the transaction value. Fee was paid on November 8, 2000.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   Not applicable      Filing Party:  Not applicable
Form or Registration No.: Not applicable      Date Filed:    Not applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]


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                         AMENDMENT NO. 6 TO SCHEDULE TO

     This Amendment No. 6 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 8, 2000, as amended by Amendment No. 1 filed on November 20, 2000, Amendment No. 2 filed on December 6, 2000, Amendment No. 3 filed on December 18, 2000, Amendment No. 4 filed on December 21, 2000 and Amendment No. 5 filed on January 8, 2001 (as amended, the "Schedule TO") relating to an offer by REH Mergersub Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Reed Elsevier Inc., a Massachusetts corporation ("Reed Elsevier"), to purchase (i) all outstanding shares of common stock, par value $1.00 per share (the "Common Shares") of Harcourt General, Inc. a Delaware corporation (the "Company" or "Harcourt"), at $59.00 per Common Share, net to the seller in cash, and (ii) all of the outstanding shares of series A cumulative convertible stock, par value $1.00 per share (the "Preferred Shares") of the Company at a price of $77.29 per Preferred Share, net to the seller in cash, in each case upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are attached as Exhibits (a)(l) and (a)(2), respectively, to Schedule TO.

     The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings set forth in the Offer to Purchase.

Item 6. Purposes of the Transaction and Plans or Proposals

     The first sentence of the sixth paragraph in the section of the Offer to Purchase entitled "The Offer - Plans for the Company" is amended to read in its entirety as follows:

     "Under the Sale and Purchase Agreement, Reed Elsevier has agreed not to take certain actions under the Merger Agreement, including without limitation with respect to waiving any conditions to the Offer, which would in any manner materially prejudice Thomson's position or obligations under the Sale and Purchase Agreement, without the prior written consent of Thomson (which consent shall not be unreasonably withheld)."

Item 11. Additional Information

     Item 11 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding thereto the following:

     "In order to accommodate the Antitrust Division's timetable for review of both the purchase of Shares pursuant to the Offer and the Subsequent Transaction, on January 17, 2001 the Antitrust Division and Reed Elsevier reached an understanding that after both Reed Elsevier and Harcourt have certified substantial compliance with, respectively, the second request and civil investigative demand issued in connection with the purchase of Shares pursuant to the Offer, Reed Elsevier will not, prior to March 20, 2001, consummate the Offer unless both Thomson and Harcourt have received early termination or expiration of the second waiting period for the Subsequent Transaction."


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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2001                    REH Mergersub Inc.

                                           By: /s/ Henry Z. Horbaczewski
                                              ----------------------------------
                                              Name:  Henry Z. Horbaczewski
                                              Title: Vice President

                                           Reed Elsevier Inc.

                                           By: /s/ Henry Z. Horbaczewski
                                              ----------------------------------
                                              Name:  Henry Z. Horbaczewski
                                              Title: Senior Vice President

                                           Reed Elsevier U.S. Holdings Inc.

                                           By: /s/ Henry Z. Horbaczewski
                                              ----------------------------------
                                              Name:  Henry Z. Horbaczewski
                                              Title: Vice President

                                           Reed Elsevier Overseas BV

                                           By: /s/ Henry Z. Horbaczewski
                                              ----------------------------------
                                              Name:  Henry Z. Horbaczewski
                                              Title: Attorney-in-Fact

                                           Reed Elsevier Holdings BV

                                           By: /s/ Henry Z. Horbaczewski
                                              ----------------------------------
                                              Name:  Henry Z. Horbaczewski
                                              Title: Attorney-in-Fact

                                           Reed Elsevier plc

                                           By: /s/ Henry Z. Horbaczewski
                                              ----------------------------------
                                              Name:  Henry Z. Horbaczewski
                                              Title: Attorney-in-Fact

                                           Reed International P.L.C.

                                           By: /s/ Henry Z. Horbaczewski
                                              ----------------------------------
                                              Name:  Henry Z. Horbaczewski
                                              Title: Attorney-in-Fact

                                           Elsevier NV

                                           By: /s/ Henry Z. Horbaczewski
                                              ----------------------------------
                                              Name:  Henry Z. Horbaczewski
                                              Title: Attorney-in-Fact


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                                 EXHIBIT INDEX

   Exhibit No.
   -----------
      (a)(1)        Offer to Purchase dated November 8, 2000.*
      (a)(2)        Letter of Transmittal.*
      (a)(3)        Notice of Guaranteed Delivery.*
      (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
      (a)(5)        Letter to Clients for Use by Brokers, Dealers, Commercial
                    Banks, Trust Companies and Other Nominees.*
      (a)(6)        Guidelines for Certification of Taxpayer Identification
                    Number on Substitute Form W-9.*
      (a)(7)        Summary Advertisement dated November 8, 2000.*
      (a)(8) Instructions for Participants in Harcourt's Dividend Reinvestment Plan.*
      (a)(9)        Press Release of Reed Elsevier dated December 6, 2000.*
      (a)(10)       Press Release of Reed Elsevier dated January 8, 2001.*
      (b)(1) Commitment Letter, dated November 7, 2000, among Reed International P.L.C., Elsevier NV, Reed Elsevier, Elsevier Finance S.A., Deutsche Bank AG London (as Lead Arranger), Morgan Stanley Dean Witter Bank Limited (as Lead Arranger), Deutsche Bank AG London (as Underwriter) and Morgan Stanley Senior Funding, Inc. (as Underwriter), and attached Term Sheet.*
      (b)(2) Credit Agreement, dated as of December 13, 2000, between Reed Elsevier, and Elsevier Finance SA (as Original Borrowers), Reed Elsevier (UK) Limited (as Borrowers' Agent), Reed International P.L.C. and Elsevier NV (as Original Guarantors), Deutsche Bank AG London and Morgan Stanley Dean Witter Bank Limited (as Joint Lead Arrangers, Joint Book Runners and Documentation Agents), Deutsche Bank AG London (as Facility Agent and Euro Swingline Agent) and Deutsche Bank AG, New York branch (as Dollar Swingline Agent).*
      (b)(3) Letter of cancellation relating to the Credit Agreement, dated December 13, 2000.*
      (b)(4) Letter of amendment relating to the Credit Agreement, dated December 20, 2000.*
      (b)(5)        Transfer certificate, dated December 20, 2000.*
      (d)(1)        Agreement and Plan of Merger, dated as of October 27, 2000, among Harcourt, Reed Elsevier and Purchaser.*
      (d)(2)        Stockholder Agreement, dated as of October 27, 2000, among
                    Reed Elsevier, Purchaser and the stockholders named therein.*
      (d)(3) Confidentiality Agreement, dated as of June 28, 2000, between Harcourt and Reed Elsevier plc.*

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* Previously filed.